EXHIBIT 99.1

HEXO launches new Tsunami 30 g flower format exclusively to medical clients

OTTAWA, June 03, 2020 (GLOBE NEWSWIRE) -- HEXO Corp (“HEXO”, or the “Company”) (TSX: HEXO; NYSE: HEXO) is proud to launch new 30 gram medical flower format for its popular high-THC strain Tsunami under HEXO medical cannabis.

HEXO has been dedicated to providing Canadian clients high quality medical cannabis since 2015. A year ago, the Company updated its medical packaging to comply with the Cannabis Regulations, resulting in smaller product formats.  HEXO is proud to launch a new 30 g format offered in a resealable, odour-proof and child-resistant pouch.

“We know our medical clients have been waiting for this opportunity to purchase a higher volume of cannabis without excess packaging,” said HEXO CEO and co-founder Sebastien St-Louis. "Our Tsunami flower benefits from enhanced humidity controls for maximum freshness and to promote ideal bud density.”

The move to a larger format and a new type of packaging is an important step on HEXO’s sustainability journey and provides medical clients with a more discreet option for high volume orders.

“At HEXO, we have a long history of medical cannabis. We offer our clients free shipping and absorb the federal excise tax on their behalf,” added St-Louis. “This product is being offered exclusively to medical clients and we look forward to continuing to roll out additional strains in this format soon.”

About HEXO Corp

HEXO Corp is an award-winning consumer packaged goods cannabis company that creates and distributes innovative products to serve the global cannabis market. The Company serves the Canadian adult-use markets under its HEXO Cannabis, Up Cannabis and Original Stash brands, and the medical market under HEXO medical cannabis. For more information please visit hexocorp.com.

Forward-Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results. A more complete discussion of the risks and uncertainties facing the Company appears in the Company’s Annual Information Form and other continuous disclosure filings, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements as a result of new information or future events, or for any other reason.

Investor Relations:

Jennifer Smith

1-866-438-8429

invest@HEXO.com

www.hexocorp.com

Media Relations:

(819) 317-0526

media@hexo.com

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/daa312bf-6dca-459a-8588-311724d30147